# Voya Retirement Insurance and Annuity Company
and its
## Variable Annuity Account C

## MULTIPLE SPONSORED RETIREMENT OPTIONS II

### Supplement Dated October 13, 2017 to the Contract Prospectus and
### Contract Prospectus Summary, each dated May 1, 2017, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

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> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the MFS® International Value Fund*

The MFS® International Value Fund is only available to plans offering the Fund on or before October 16, 2017.